# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunome, Inc., CIK 0001472012
CUSIP: 45257U108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 18702 N. Creek Parkway, Suite 100, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,558,885; sole dispositive power 0; shared dispositive power 5,558,885; aggregate amount beneficially owned 5,558,885 (4.9% of the class)
  Comment: The information in Item 4 relating to the shares of the Issuer's common stock ("Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated herein by reference.
  
  Percentage based on 113,133,199 shares of Common Stock outstanding as of February 27, 2026, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 3, 2026 (the "Form 10-K").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,558,885; sole dispositive power 0; shared dispositive power 5,558,885; aggregate amount beneficially owned 5,558,885 (4.9% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green is incorporated herein by reference.
  
  Percentage based on 113,133,199 shares of Common Stock outstanding as of February 27, 2026, as reported by the Issuer in the Form 10-K.

## Item 1. Issuer
Name of issuer: Immunome, Inc.
Address of issuer's principal executive offices: 18702 N. Creek Parkway, Suite 100, Bothell, WA 98011

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 5,558,885 (1)
Jeremy C. Green - 5,558,885 (1)
Percent of class:
Redmile Group, LLC - 4.9% (2)
Jeremy C. Green - 4.9% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 5,558,885 (1)
Jeremy C. Green - 5,558,885 (1)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 5,558,885 (1)
Jeremy C. Green - 5,558,885 (1)

(1) As of March 31, 2026, Redmile's and Jeremy C. Green's beneficial ownership of Common Stock is comprised of 5,558,885 shares of Common Stock. All of such shares of Common Stock are directly owned by certain investment vehicles for which Redmile is the investment manager (the "Redmile Funds"). Redmile may be deemed to beneficially own these securities in its capacity as the investment manager with discretion to vote and dispose of all shares of Common Stock held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) Percentage based on 113,133,199 shares of Common Stock outstanding as of February 27, 2026, as reported by the Issuer in the Form 10-K.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (05/15/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (05/15/2026)